 PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC  V6E 3Z3

Telephone: (604) 681-8556          Toll Free: 1-800-747-9911       Fax: (604) 687-5995

mail: info@pacificbooker.com      Symbols: bkm-tsx venture / pbm-NYSE Amex     Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Notice of Civil Claim Received

Vancouver BC,  August 26, 2010:  The Company is announcing that on August 24, 2010, the Company was served with a Notice of Civil Claim by the Plaintiff, Rescan Environmental Services Ltd. (Rescan).  The claim stems from Rescan’s demand for payment of $191,997.54 in outstanding invoices, which the Company disputes.

In May 2006, the Company entered into a contract with Rescan to provide professional services and prepare an Application for an Environmental Assessment Certificate (the Application).  The Application was submitted to the British Columbia Environmental Assessment Office (BCEAO) in September 2009 and was subsequently rejected because it contained a number of significant deficiencies.  The Company prepared an Addendum to the Application, which was submitted to the BCEAO in May 2010 and was successfully accepted for Review on July 12, 2010.

The Company has made numerous attempts to resolve the issues resulting from concerns over Rescan’s quality of work, the time it took to complete the failed Application and the fees invoiced for the services.  To date, the Company has not received any reasonable response from Rescan, nor has Rescan provided all the drawings, specifications, calculations, files, records, and other documents as required by the contract.

The Company plans to vigorously defend the claim for fees as well as to file a counterclaim seeking damages for professional negligence and breach of contract.

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml